                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                        CABLEVISION SYSTEMS CORPORATION
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   BRUCE D. HAIMS, ESQ. DEBEVOISE & PLIMPTON,
                               875 THIRD AVENUE,
                        NEW YORK, NY 10022 (212) 909-6000
      (Name, Address and telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                OCTOBER 23, 1995
                  (Date of event which requires filing of this
                                   Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages

CUSIP No. 12686C-10-9                 13D


(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-           Charles F. Dolan
         tion Nos. of Above Persons           SS: ###-##-####
________________________________________________________________________________
(2)      Check the Appropriate Box                (a)___________________________
         if a Member of a Group                   (b)___________________________
________________________________________________________________________________
(3)      SEC Use Only
________________________________________________________________________________
(4)      Source of Funds                   00- See Item 3 of Statement
________________________________________________________________________________
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
________________________________________________________________________________
(6)      Citizenship or Place of
         Organization                       U.S.A.
________________________________________________________________________________
Number of Shares       (7) Sole Voting Power                    2,354,781
Beneficially Owned  ------------------------------------------------------------
by Each Reporting      (8) Shared Voting Power                    276,150
Person With         ------------------------------------------------------------
                       (9) Sole Dispositive Power               2,354,781
                    ------------------------------------------------------------
                      (10) Shared Dispositive Power               276,150
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                         2,630,931
________________________________________________________________________________
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
________________________________________________________________________________
(13)     Percent of Class Represented
         by Amount in Row 11                                      17.9%
________________________________________________________________________________
(14)     Type of Reporting Person                                  IN


                               Page 2 of 9 Pages

CUSIP No. 12686C-10-9                 13D




                     CONTINUATION PAGES OF AMENDMENT NO. 4
                            TO SCHEDULE 13D FILED BY
                                CHARLES F. DOLAN

         This Amendment No. 4 to the Schedule 13D, dated May 23, 1988, as amended by Amendment No. 1 thereto, dated May 7, 1990, Amendment No. 2 thereto, dated August 24, 1991 and Amendment No. 3 thereto, dated January 6, 1995 (as so amended, the "Schedule 13D"), previously filed by Charles F. Dolan ("Mr. Dolan"), is being filed in connection with changes in Mr. Dolan's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Company"), resulting from (i) dispositions by gift by (a) Mr. Dolan of certain shares of Class A Common Stock, par value $.01 per share, of the Company ("Class A Common Stock"), and (b) the Dolan Family Foundation, a New York not-for-profit corporation (the "Foundation"), of certain shares of Class A Common Stock, and (ii) changes in the number of outstanding shares of Class A Common Stock.

         In addition, in accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, this Amendment No. 4 restates the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the Class A Common Stock. The address of the principal executive offices of the Company is One Media Crossways, Woodbury, New York 11797.

Item 2.  IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is Charles F. Dolan.

         (b) The business address of Mr. Dolan is One Media Crossways, Woodbury, New York 11797.

         (c) The present principal occupation of Mr. Dolan is Chairman and director of the Company. The principal address of the Company is set forth in
Item 1 above.

         (d) Mr. Dolan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).





                               Page 3 of 9 Pages

CUSIP No. 12686C-10-9                 13D



         (e) Mr. Dolan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Dolan is a United States citizen.

Item 3.  SOURCE AND AMOUNT OF
         FUNDS OR OTHER CONSIDERATION.

         The Class A Common Stock held by Mr. Dolan was not acquired by purchase.

         Immediately before the offering and sale to the public on January 27, 1986 of 6,250,000 shares of Class A Common Stock of the Company (the "Public Offering"), Mr. Dolan exchanged all of his partnership interests in certain partnerships that were the predecessors of the Company for a total of 12,837,500 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"), 200,000 shares of Series A Preferred Stock of the Company and a note (the "Note"), payable by the Company in 937,500 shares of Class B Common Stock or cash or a combination thereof depending on the extent, if any, to which the underwriters (the "Underwriters") of the Public Offering exercised their over-allotment option (the "Over-allotment Option"). Mr. Dolan had no control over the exercise or non-exercise of the Over-allotment Option, and therefore had no control over the number of shares of Class B Common Stock, if any, he would receive upon payment of the Note.

         On February 17, 1986, because the Underwriters did not exercise their Over-allotment Option, Mr. Dolan received 937,500 shares of Class B Common Stock, which he contributed to CSC Holdings Company, a New York limited partnership, of which he was the Managing General Partner.

Item 4.  PURPOSE OF TRANSACTION.

         Mr. Dolan's purpose in originally acquiring the shares of Class A Common Stock and Class B Common Stock described in this Schedule l3D was to ensure that his economic interests in, and voting control of, certain





                               Page 4 of 9 Pages

CUSIP No. 12686C-10-9                 13D



partnerships that were the predecessors of the Company would be carried over to the Company.

         As in the past, Mr. Dolan may make gifts to various of his friends, relatives and affiliates and may transfer shares to other entities to further his charitable and philanthropic goals.

         In addition, subject to certain adjustments, each year the Foundation is required to make qualifying distributions -- generally, distributions to publicly supported charitable organizations -- in an amount equal to at least five percent of the aggregate fair market value of the Foundation's assets.

         Mr. Dolan intends to review continuously his stock ownership of the Company and may, depending on his evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease or dispose of his stock ownership in the Company, although it is Mr. Dolan's present intention to maintain, together with certain family members and trusts established for the benefit of certain family members, control of the Company. In making any such determination, Mr. Dolan also will take into consideration other business opportunities available to him, developments with respect to his other businesses and with respect to the Company's business, general economic conditions and money and stock market conditions.

         Except as set forth above, Mr. Dolan and his affiliates have no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any vacancies on the board;





                               Page 5 of 9 Pages

CUSIP No. 12686C-10-9                 13D


         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Dolan (i) owns directly and has the sole power to vote or to direct the vote of and to dispose of or to direct the disposition of 8,500 shares of Class A Common Stock and 2,346,281 shares of Class B Common Stock and (ii) for purposes of Schedule 13D, is deemed to own beneficially 271,150 shares of Class A Common Stock through the Foundation, and 5,000 shares of Class A Common Stock through his spouse, Helen A. Dolan ("Mrs. Dolan"), for which shares Mr. Dolan has shared power to vote or to direct the vote and to dispose of or to direct the disposition. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis. Thus, Mr. Dolan is deemed to own beneficially a total of 2,630,931 shares of Class A Common Stock or shares convertible into such stock, which as of November 2, 1995, represented approximately 17.9% of the outstanding shares of Class A Common Stock.


                               Page 6 of 9 Pages

CUSIP No. 12686C-10-9                 13D


         During the past 60 days, the Foundation gifted shares of Class A Common Stock to certain organizations in the following amounts:

                      Date                            Shares
                      ----                            ------
                 October 19, 1995                      900
                 October 23, 1995                      450

         During the past 60 days, Mr. Dolan gifted shares of Class A Common Stock to certain individuals and a charitable foundation in the following amounts:

                       Date                            Shares
                       ----                            ------

                 September 22, 1995                       13
                 October 5, 1995                         200
                 October 19, 1995                      1,000

Each of the foregoing gifts by the Foundation and Mr. Dolan was in an amount of shares constituting less than one percent of the outstanding shares of Class A Common Stock.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDER-
         STANDINGS OR RELATIONSHIPS WITH
         RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Dolan formed the Foundation as a New York not-for-profit corporation on January 16, 1987, and transferred all the assets of a predecessor charitable trust to the Foundation on November 30, 1987. A copy of the Certificate of Incorporation (the "Certificate") and By-Laws (the "By-Laws") of the Foundation are attached to Mr. Dolan's original Schedule 13D, dated May 23, 1988, as Exhibits 1 and 2, respectively, and are incorporated by reference herein.

         Articles SECOND and SEVENTH of the Certificate specify that no part of the assets, income or profit of the Foundation is distributable to, or inures to the benefit of its members, directors or officers or any private person except to the extent permissible under the New York Not-for-Profit Corporation Law, and except for reasonable compensation for services rendered and distributions in furtherance of the Foundation's purposes. Articles FIFTH, SIXTH, NINTH, and TENTH further limit the Foundation's operation to fulfill certain provisions of the Internal Revenue Code of 1986, as amended.


                               Page 7 of 9 Pages

CUSIP No. 12686C-10-9                 13D


         Additionally, under Article III, Section 1 of the By-Laws, members of the Foundation (the "Members") consist of Mr. and Mrs. Dolan and those persons who are, from time to time, elected to be Members of the Foundation by majority vote of the Members. Under Article III, Section 2 of the By-Laws, membership is for life. Pursuant to Article IV, Section 2 of the By-Laws, the Members elect the Directors of the Foundation, giving the Members ultimate control over the Foundation and its assets.

         In addition, Mr. Dolan, as settlor of each of the Charles F. Dolan 1994 Grantor Retained Annuity Trust and the Charles F. Dolan 1994 Charitable Remainder Trust, which were established in 1994 for estate planning purposes, may receive distributions of shares of Common Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Certificate of Incorporation of the Dolan Family
                     Foundation. (This Exhibit can be found as Exhibit 1 to Mr. Dolan's original Schedule 13D, dated May
                     23, 1988, and is incorporated herein by reference.)

         Exhibit 2 - By-Laws of the Dolan Family Foundation.  (This
                     Exhibit can be found as Exhibit 2 to Mr. Dolan's original Schedule 13D, dated May 23, 1988, and is incorporated herein by reference.)


                               Page 8 of 9 Pages

CUSIP No. 12686C-10-9                 13D


SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 20, 1995

                           Signature:  /s/ Charles F. Dolan
                                       By William A. Frewin, Jr.
                                       -----------------------------------------
                           Name/Title: Charles F. Dolan
                                       By William A. Frewin, Jr., as
                                       attorney-in-fact for Charles F. Dolan


                               Page 9 of 9 Pages